[WARNER MUSIC GROUP LETTERHEAD]

May 3, 2013

VIA EDGAR

Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Warner Music Group Corp.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 13, 2012
File No. 001-32502
Form 10-Q for Quarterly Period Ended December 31, 2012
Filed February 14, 2013
File No. 001-32502
Response dated April 5, 2013

Dear Mr. Shenk:

On behalf of Warner Music Group Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 19, 2013 (the “comment letter”) relating to the above-referenced Form 10-K (the “Form 10-K”), Form 10-Q (the “Form 10-Q”) and Response Letter.

To assist you in your review, we have retyped the text of the Staff’s comments in bold and italics below and the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Form 10-K for Fiscal Year Ended September 30, 2012

Notes to Consolidated Audited Financial Statements

Note 6: Goodwill and Intangible Assets

Other Intangible Assets, page 118

1.	Refer to your response to our prior comment 3. Please tell us how you concluded that the useful life of music publishing copyrights was 28 years and why you believe this life is reasonable and appropriate relative to another period of time.

Response

Management’s conclusion that the appropriate useful life of the music publishing copyrights is 28 years was based on both quantitative and qualitative factors. The Company owns or administers over one million music publishing copyrights from over 65,000 songwriters and composers. These copyrights span multiple generations and music genres, including an extensive collection of owned evergreen standards, holiday classics and theatrical pieces. The Company’s music publishing copyright catalog has a deep foundation including older classics that have stood the test of time and continue to generate consistent revenues. Examples of music publishing copyrights owned or administered by the Company include: Happy Birthday to You, Winter Wonderland, Frosty the Snowman, The Lady is a Tramp, When a Man Loves a Woman, I Got You Babe, Staying Alive, Star Wars Theme, Eye of the Tiger, Celebration, Livin’ La Vida Loca, etc. Due to the Company’s extensive and highly diversified music publishing catalog, no individual songwriter or musical composition makes up more than 1% of total revenue in any given period. As noted in our previous response, in developing the decay rates to be applied to the music publishing copyright revenue streams, management prepared a detailed analysis of the behavior of the copyrights over a three-year period (2008 – 2010). This analysis supported the qualitative factors cited above and helped to illustrate the consistency of the individual music publishing copyright contribution (i.e., slow decay rates).

As an example, when analyzing the top 25 songs by total revenue management noted that in the three-year period analyzed, only two of the songs were brand new, i.e., copyrighted in that three-year period. Six of the top 25 songs were holiday-related and are therefore very consistent earners as evidenced by the fact that five of those songs appear in the top 25 for each of the three years examined. Of the songs from the 1950’s and prior, two appear in the top 5 in each of the three years examined and seven appear in the top 25 for each of the three years examined. In addition, 76% of the top 25 songs were from the 1980’s and prior.

The decay rates developed by management for the music publishing copyrights were based on the observed behavior as a result of this analysis. These decay rates were then applied to the underlying music publishing copyright revenue streams. The adjusted revenue streams were the basis for determining the appropriate useful life of the music publishing copyright intangible asset by utilizing the “Least Squared Errors” method. This method assigns a useful life based on the pattern of amortization that best matches the cash flows expected to be derived by the asset. The Least Squared Errors method considers both the timing and magnitude of the underlying cash flows for each asset and is calculated as follows:

•	Start with the forecasted cash flows for each year associated with the asset;

•	Project the annual amortization that would result from the assignment of a specific useful life to the asset;

•	Compute the difference between the cash flow and the amortization in each year;

•	Square the difference computed above for each year;

•	Add all of the squared differences to arrive at a measure of how closely the assigned amortization pattern matches the forecasted cash flows; and

•	Determine which useful life provides the smallest sum of squared differences (i.e. the best match of amortization with cash flows)

As a result of the Least Squared Errors calculation, the useful life for the music publishing copyright intangible asset was determined to be 28 years as that was the period that resulted in the best match of amortization to cash flows.

Based on management’s industry experience, the focus on music publishing copyrights by the new owners and all of the quantitative and qualitative factors noted above and in our previous response, management believes that the 28 year useful life assigned to the music publishing copyrights at the date of acquisition is most appropriate relative to any other period of time. Management also noted through the review of filings by competitors with music publishing copyrights, that the lives assigned to those intangible assets were materially consistent with its own analysis.

2.	Please expand your disclosure in “critical accounting policies” to discuss the significant factors, assumptions, judgments and uncertainties considered in your determination and ongoing assessment of the useful life of your music publishing copyrights. Include an analysis of the sensitivity of how your results may differ under different factors, assumptions and judgments you consider in assessing the useful life. Refer to Section V of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

Response

In our discussion of critical accounting policies we currently include the following for Business Combinations and the related process for determining fair value:

Business Combinations

We account for our business acquisitions under the Financial Accounting Standards Board (“FASB”) authoritative guidance for business combinations. The total cost of acquisitions is allocated to the underlying identifiable net assets based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

To the extent a significant acquisition is made during a fiscal year, we will expand the discussion similar to that provided for the goodwill impairment analysis to discuss specific assumptions and inputs to the model used to determine the fair value of acquired assets and assumption of liabilities, including a sensitivity analysis.

We also currently include a discussion of the Valuation of Long-Lived Assets in Note 3 – Summary of Significant Accounting Policies in the notes to our consolidated audited financial statements. In future filings of our Form 10-K we will also include this discussion in the Critical Accounting Policies, and we will update to specifically discuss amortizable intangibles as follows:

Valuation of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets, including property, plant and equipment and amortizable intangible assets, whenever events or changes in circumstances indicate that the carrying value may not be recoverable or that the lives assigned may no longer be appropriate. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan to dispose of the assets, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell. If it is determined that events and circumstances warrant a revision to the remaining period of amortization, an asset’s remaining useful life shall be changed, and the remaining carrying amount of the asset shall be amortized prospectively over that revised remaining useful life.

To the extent that during a fiscal year a review was warranted based on events or changes in circumstances, management will include a discussion of the analysis, including the key assumptions and inputs to the model as well as a sensitivity discussion surrounding those assumptions and inputs. The discussion will be similar in content to the discussion of our annual goodwill and indefinite lived intangibles impairment and sensitivity analysis as currently included in our Critical Accounting Policies.

Form 10-Q for Quarterly Period Ended December 31, 2012

Notes to Consolidated Interim Financial Statements

Note 6: Commitments and Contingencies, page 13

3.	Refer to your response to our prior comment 6. We note that the reference in your response to the disclosure on page 14 of the notes to the financial statements in the Form 10-Q is in regard to “other matters” and not the specific matters disclosed. In regard to the specific matters disclosed, your response indicates that you will disclose “The outcome of the claims to which the Company is a party cannot be determined and an estimate of the reasonably possible loss or range of loss cannot presently be made.” To comply with the disclosure requirement of ASC 450-20-50-4.b, your determination of the amount of the reasonably possible loss or range of loss to disclose for these proceedings should be based on your determination of all of the potential outcomes that are reasonably possible and not just a determination of “the” outcome. For example, if an unfavorable decision is a potential reasonably possible outcome for the specific matters disclosed, disclose the associated amount of the reasonably possible loss or range of loss, or state, if true, that such is not material or that it cannot be estimated. Please advise, and revise your disclosure as appropriate.

Response

In response to the Staff’s comment, the Company will include under the heading for each lawsuit specified in any applicable filing, an estimate of the reasonably possible loss or range of loss where such amount is estimable with respect to a potential outcome that is reasonably possible, or the following disclosure:

“The potential outcomes of these claims that are reasonably possible cannot be determined at this time and an estimate of the reasonably possible loss or range of loss cannot presently be made.”

In addition to the aforementioned responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me (212) 275-2045 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Trent N. Tappe
Trent N. Tappe
Senior Vice President and Chief Corporate
Governance and Securities Counsel

cc:	Brian Roberts, EVP and Chief Financial Officer
Paul M. Robinson, EVP and General Counsel
William P. Mills, Cadwalader, Wickersham & Taft LLP
Peter Tryhane, Ernst & Young LLP

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